3/5

Securities and Exchange Commission
RECEIVED
MAR 0 3 2010
Branch of Registrations and Examinations

10029063

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden hours per response...12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52030 |

## FACING PACE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pritchard Capital Partners, LLC

| OFFICIAL USE ONLY |
|---|
| 100480 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 Northpark Boulevard, Suite 101
(No. and Street)

| Covington | LA | 70433 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Giustiniano — 985-809-7000
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte Sehrt Romig Hand
(Name- *if individual, state last, first, middle name*)

| 110 Veterans Blvd., Suite 200 | Metairie | LA | 70005 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

## OATH OR AFFIRMATION

I, Todd Giustiniano ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pritchard Capital Partners, LLC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Todd Giustiniano

Signature

C.O.O.

Title

Notary Public

**Virginia Erwin Sirera**
**Notary Public**
**My Commission Expires: with Life**
**Notary Identification #41545**

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Managers
**Pritchard Capital Partners, LLC**

## Independent Auditor's Report

We have audited the accompanying statement of financial condition of **Pritchard Capital Partners, LLC** as of December 31, 2009, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Pritchard Capital Partners, LLC** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte Sehrt Romig Hand
A Professional Accounting Corporation

Metairie, LA
February 20, 2010



110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

**PRITCHARD CAPITAL PARTNERS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2009**

**ASSETS**

| | |
|---|---|
| Cash | $ 1,098,030 |
| Compensating Balance Held at Clearing Organization | 100,000 |
| Receivable from Brokers or Dealers | 1,054,571 |
| Receivable from Related Parties | 468,258 |
| Securities Owned, Held at Clearing Organization, at Fair Value | 235,306 |
| Securities Not Readily Marketable, at Estimated Fair Value | 99,520 |
| Furniture, Equipment, and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $525,328 | 540,472 |
| Other Assets | 122,320 |
| | $ 3,718,477 |

**LIABILITIES AND MEMBERS' EQUITY**

| | |
|---|---|
| **LIABILITIES** | |
| Accounts Payable | $ 369,585 |
| Accrued Expenses | 452,216 |
| Securities Sold, Not Yet Purchased | 1,291 |
| Payable to Related Parties | 307,231 |
| Total Liabilities | 1,130,323 |
| **MEMBERS' EQUITY** | |
| Members' Equity, No Par Value, 801 Class A Units Authorized, Issued and Outstanding, 199 Class B Units Authorized, Issued and Outstanding | 2,588,154 |
| | $ 3,718,477 |

The accompanying notes are an integral part of these financial statements.

**PRITCHARD CAPITAL PARTNERS, LLC**
**STATEMENT OF INCOME**
**For the Year Ended December 31, 2009**

| | |
|---|---|
| **REVENUES** | |
| Commission Income | $ 5,571,818 |
| Selling Concessions | 1,996,313 |
| Placement Fees | 7,172,225 |
| Research Services | 2,098,175 |
| Interest Income | 1,788 |
| Other Income | 294,981 |
| Total Revenues | 17,135,300 |
| **EXPENSES** | |
| Employee Compensation and Benefits | 11,729,074 |
| Other Operating and General and Administrative Expenses | 2,082,578 |
| Occupancy | 1,779,747 |
| Brokerage Commissions and Fees | 1,102,664 |
| Research and Market Services | 263,354 |
| Regulatory Fees and Expenses | 79,101 |
| Total Expenses | 17,036,518 |
| **NET INCOME** | $ 98,782 |

The accompanying notes are an integral part of these financial statements.

**PRITCHARD CAPITAL PARTNERS, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**For the Year Ended December 31, 2009**

| | | |
|---|---|---|
| **BALANCE - DECEMBER 31, 2008** | $ | 2,154,372 |
| Net Income for 2009 | | 98,782 |
| Contributions | | 800,000 |
| Distributions | | (465,000) |
| **BALANCE - DECEMBER 31, 2009** | $ | 2,588,154 |

The accompanying notes are an integral part of these financial statements.

**PRITCHARD CAPITAL PARTNERS, LLC**
**STATEMENT OF CHANGES IN LIABILITIES**
**SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**
**For the Year Ended December 31, 2009**

| | |
|---|---|
| Subordinated Liabilities - Beginning of Year | $ - |
| Increases | - |
| Decreases | - |
| Subordinated Liabilities - End of Year | $ - |

The accompanying notes are an integral part of these financial statements.

# PRITCHARD CAPITAL PARTNERS, LLC
## STATEMENT OF CASH FLOWS
### For the Year Ended December 31, 2009

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income | $ 98,782 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | |
| Depreciation | 131,940 |
| Loss on Disposal of Furniture and Equipment | 410,465 |
| Increase in Receivable from Brokers or Dealers | (847,025) |
| Decrease in Receivable from Related Parties | 85,605 |
| Increase in Securities Owned, Held at Clearing Organization | (228,633) |
| Decrease in Other Assets | 40,722 |
| Increase in Accounts Payable | 189,202 |
| Increase in Accrued Expenses | 286,763 |
| Increase in Securities Sold Not Yet Purchased | 1,184 |
| Increase in Related Party Payable | 173,898 |
| Net Cash Provided by Operating Activities | 342,903 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Purchases of Furniture and Equipment | (65,833) |
| Net Cash Used in Investing Activities | (65,833) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Contributions from Member | 800,000 |
| Distributions to Members | (465,000) |
| Net Cash Provided by Financing Activities | 335,000 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 612,070 |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 585,960 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 1,198,030 |

The accompanying notes are an integral part of these financial statements.

## NOTE A
## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BUSINESS OF THE COMPANY

**Pritchard Capital Partners, LLC** (Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company performs as an introducing broker and provides investment banking and investment advisory services. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company is a Louisiana limited liability company that is a majority-owned subsidiary of Pritchard Capital Holding, LLC (Parent).

### FURNITURE AND EQUIPMENT

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $131,940 for the year ended December 31, 2009.

### INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Members.

### CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

### CONCENTRATIONS OF CREDIT

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

### USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE A
## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### RECEIVABLES FROM CUSTOMERS

Receivables are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2009, there was no allowance for doubtful accounts.

### INVESTMENT SECURITIES

Marketable securities held for trading are valued at market value and securities not readily marketable are valued at fair value as determined by Management. The resulting difference between cost and market (or fair value) is included in income.

### SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

## NOTE B
## RECEIVABLE FROM BROKERS AND DEALERS

Accounts receivable from brokers or dealers represents uncollected commissions and fees due from other brokers and/or clearing organizations.

## NOTE C
## AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes Jefferies and Company, Inc. as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2009, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2009, the Company had net capital of $658,625 which was $558,625 in excess of its required net capital of $100,000.

## NOTE D

### SECURITIES

Securities owned, held at clearing broker and securities sold, not yet purchased, consist of the Company's trading and investment accounts at market value. Securities not readily marketable are securities held in privately held companies and are maintained at an estimated fair value. These investments as of December 31, 2009 are summarized as follows:

| | |
|---|---|
| Securities Owned, Held at Clearing Broker: | |
| Corporate Stocks | $ 235,306 |
| Securities Not Readily Marketable: | |
| Corporate Stocks | $ 99,520 |
| Securities Sold, Not Yet Purchased: | |
| Corporate Stocks | $ 1,291 |

In 2009, the Company adopted SFAS No. 157, which among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

## NOTE D

### SECURITIES (Continued)

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2009 is as follows:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Assets** | | | | |
| Securities Owned, Held at Clearing Broker | $ 235,306 | $ 235,306 | $ - | $ - |
| Securities Not Readily Marketable | 99,520 | - | - | 99,520 |
| **Total** | $ 334,826 | $ 235,306 | $ - | $ 99,520 |
| **Liabilities** | | | | |
| Securities Sold, Not Yet Purchased | $ 1,291 | $ 1,291 | $ - | $ - |

During the year ended December 31, 2009, there were no changes in the estimated fair value of the assets which are measured using significant unobservable inputs.

## NOTE E

### COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2009, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

**NOTE E**

**COMMITMENTS AND CONTINGENCIES (Continued)**

The Company is subject to various potential legal proceedings arising in the normal course of its business. Management believes the outcome of any known, pending, or threatened legal proceedings and claims will not have a material adverse effect on the Company's financial position.

The Company leases office space under various leases expiring between 2010 and 2013. Future minimum lease payments under these operating leases are as follows:

| | |
|---|---|
| 2010 | $ 635,715 |
| 2011 | 518,190 |
| 2012 | 273,140 |
| 2013 | 46,494 |
| | $ 1,473,539 |

Rent expense totaled $738,596 for the year ended December 31, 2009.

**NOTE F**

**RELATED PARTY TRANSACTIONS**

The Company is managed by its Parent, Pritchard Capital Holding, LLC. Management fees paid to Pritchard Capital Holding, LLC for the year ended December 31, 2009, totaled $114,000.

Receivables from related parties include advances to employees of the Company and Members of the Company's Parent, and expenses to be reimbursed from the Parent. Payables to related parties include commissions and bonuses payable due to Members of the Company's Parent.

## NOTE G
### EMPLOYEE BENEFIT PLAN

A 401(k) employee benefit plan was adopted in 2003, that covers substantially all employees. The Company has the discretion to match a portion of employee contributions pursuant to the plan. Company matching contributions of $-0- were charged to operations for the year ended December 31, 2009.

## NOTE H
### NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $658,625, which was $558,625 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.72 to 1 at December 31, 2009.

## NOTE I
### INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of the Income Taxes Topic of the FASB Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any , related to unrecognized tax benefits in income tax expense.

As stated in Note A, taxable income or loss of the Company is included in the tax return of its stockholder. The Company's stockholder files U.S. federal income tax returns, and the Company files state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2006 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

The Company adopted the provisions of ASC 740 on January 1, 2009. At that time, and as of December 31, 2009, the Company had no uncertain tax positions

.

**NOTE J**

**EVALUATION OF SUBSEQUENT EVENTS**

During the year, the Company adopted FASB ASC Topic 855, *Subsequent Events.* ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of ASC 855 had no impact on the Company's financial statements.

In accordance with ASC 855, the Company evaluated subsequent events through February 20, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

## PRITCHARD CAPITAL PARTNERS, LLC
## SUPPLEMENTARY INFORMATION
## December 31, 2009

## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | |
|---|---|
| **NET CAPITAL** | |
| Total Members' Equity | $ 2,588,154 |
| Deductions and/or Charges | |
| Non-Allowable Investments | (99,520) |
| Non-Allowable Fixed Assets | (540,472) |
| Receivables Not Held in Control Accounts | (1,095,878) |
| Other Assets | (122,948) |
| Net Capital Before Haircuts on Securities Positions | 729,336 |
| Haircuts on Securities | (70,711) |
| Net Capital | $ 658,625 |
| **AGGREGATE INDEBTEDNESS** | $ 1,129,659 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Net Capital Required | $ 100,000 |
| Excess of Net Capital | $ 558,625 |
| Excess Net Capital at 1,000% | $ 545,659 |
| Ratio: Aggregate Indebtedness to Net Capital | 1.72 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | |
| (Included in Part II of Form X-17A-5 as of December 31) | |
| Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report | $ 658,625 |
| Net Capital Per Above | $ 658,625 |

## PRITCHARD CAPITAL PARTNERS, LLC
## SUPPLEMENTARY INFORMATION

### SCHEDULE II
### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

**Pritchard Capital Partners, LLC** is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2009, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

### SCHEDULE III
### INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

**Pritchard Capital Partners, LLC** is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2009, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

### SCHEDULE IV
### SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

**Pritchard Capital Partners, LLC** is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2009, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Managers
**Pritchard Capital Partners, LLC**

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of **PRITCHARD CAPITAL PARTNERS, LLC** (the Company) for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.



110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte Sehrt Romig Hand
A Professional Accounting Corporation

Metairie, LA
February 20, 2010

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

SEC Mail Processing
Section

Washington, DC
110

**Independent Accountant's Report on Applying Agreed-Upon Procedures**

To the Board of Managers
Pritchard Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by Pritchard Capital Partners, LLC, and SIPC, solely to assist you and the other specified parties in evaluating Pritchard Capital Partner, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Pritchard Capital Partners, LLC's management is responsible for Pritchard Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009, to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009, to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

110 VETERANS MEMORIAL BOULEVARD, SUITE 200, METAIRIE, LA 70005-4958 • 504.835.5522 • FAX 504.835.5535
5100 VILLAGE WALK, SUITE 300, COVINGTON, LA 70433-4012 • 985.892.5850 • FAX 985.892.5956
TOWN HALL WEST, 10000 PERKINS ROWE, STE. 200, BATON ROUGE, LA 70810-1797 • 225.296.5150 • FAX 225.296.5151
WWW.LAPORTE.COM

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. If there was any overpayment applied to the current assessment on Form SIPC-7T, we compared it to the assessment form on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 22, 2010

# PRITCHARD CAPITAL PARTNERS, LLC

**December 31, 2009**

Audit of Financial Statements

December 31, 2009